September 4, 2025

Frank Bedu-Addo, Ph.D.
President and Chief Executive Officer
PDS Biotechnology Corporation
303A College Road East
Princeton, NJ 08540

       Re: PDS Biotechnology Corporation
           Registration Statement on Form S-3
           Filed August 29, 2025
           File No. 333-289942
Dear Frank Bedu-Addo Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Patrick O   Malley, Esq.